NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 09, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on September 28, 2023 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Triton International Limited and Brookfield Infrastructure Corporation became effective on Septmeber 28, 2023. Each Triton International Limited Common Share will be entitled to receive, at the election of the holder, without interest and subject to any applicable withholding taxes, either (1) Cash and Stock Mixed Consideration of (a) $68.50 per Common Share in cash and (b) a number of Brookfield Infrastructure Corporation Class A Subordinate Voting Shares with a value of $16.50 per Common Share, subject to adjustment -- OR -- (2) All-Cash Consideration of $85.00 in cash per Common Share, subject to proration -- OR -- (3) All-Stock consideration of a number of Brookfield Infrastructure Corporation Class A Subordinate Voting Shares with a value of $85.00 per Common Share, subject to proration . The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on September 28, 2023.